UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68601

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Citco Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bloor Street East, Suite 2700
(No. and Street)

Toronto	Ontario, Canada	M4W 1A8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Case +1- 647-260-6555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte LLP
(Name – *if individual, state last, first, middle name*)

Suite 200, Bay Adelaide Centre, East Tower, 22 Adelaide Street West,	Toronto	ON	M5JOA9
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH

I, Scott Case, swear that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citco Securities Inc., as of December 31, 2018, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Steven Thomas Smiley, Notary Public, City of Toronto, limited to the attestation of instruments and the taking of affidavits, for Citco Bank Canada and its associates.
Expires September 16, 2019

Notary Public

Signature

CEO
Title

STEVEN THOMAS SMILEY NOTARY PUBLIC PROVINCE OF ONTARIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITCO SECURITIES INC.
(SEC I.D. No. 8-68601)

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

Deloitte.

Deloitte LLP
Bay Adelaide East
8 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Shareholder of Citco Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citco Securities Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
February 28, 2019

We have served as the Company's auditor since 2012.

Citco Securities Inc.

Statement of Financial Condition as at December 31, 2018

(Stated in U.S. Dollars)

	Note		
Assets			
Cash	2.9	106,143	
Other assets	7	35,264	
Total assets			141,407
Equity and liabilities			
Liabilities			
Accrued expenses and other payable		45,713	
Total liabilities			45,713
Share capital	6	1	
Additional paid-in capital		2,175,000	
Deficit	2.10	(2,079,307)	
Total equity attributable to the shareholder of the company			95,694
Total equity and liabilities			141,407

See accompanying notes to this financial statement.

Citco Securities Inc.
Notes to the Financial Statement

1. General

1.1 Ownership

Citco Securities Inc. (the "Company") was organized on April 28, 2010 as a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) as the Company does not maintain customer accounts.

The Company is a wholly owned subsidiary of Citco Financial Products (London) Limited ("Parent"). The ultimate parent company is Citco III Limited, a company incorporated in the Cayman Islands.

Its registered office is as follows:

2 Bloor Street East, Suite 2700
Toronto, Ontario
M4W 1A8
Canada

1.2 Activities

Its activities are engaging in private placements and offering traditional securities to institutional investors and assisting clients with the administrative activites of investing in money market funds.

1.3 Currency

These financial statements are presented in U.S. dollars ("USD"), being the functional currency of the Company.

2. Principle accounting policies

2.1 Statements of compliance

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

2.2 Basis of measurement

These financial statements have been prepared on a historical cost basis.

Citco Securities Inc.
Notes to the Financial Statement

2.3 Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Estimates are only used in the calculation of accrued expenses and liabilities.

2.4 Revenue

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018, upon adoption of the new revenue recognition policy. The Company did not elect to use practical expedients.

Revenue from contracts with customers includes transaction fees and service fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Transaction fees arise from negotiating a transaction for a third party, such as the arrangement of the acquisition of shares or other securities, and are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, and counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Service fees arise from facilitating clients to invest in certain money market funds generating fees based on the average daily value of total number of shares held in client accounts. The Company believes the performance obligation for providing these services is satisfied over time because the services are provided and consumed over time.

Citco Securities Inc.

Notes to the Financial Statement

2.5 Foreign currency transactions

Transactions in currencies other than USD are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing at the end of the reporting period. Profits and losses arising on exchange are included in net profit or loss for the year.

2.6 Taxation

The Company uses the liability method in providing for income taxes on all transactions that have been recognized in the financial statements. The liability method requires that deferred taxes be adjusted to reflect the enacted tax rates at which future taxable amounts are anticipated to be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net loss in the period such change occurs. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

No deferred tax asset has been recognized as the Company does not have sufficient taxable profits available against which the deductible temporary differences can be utilized. The Company started generating revenue in the year 2015. The deferred tax asset recognition will be reviewed during 2019 as needed.

2.7 Fair value of financial assets and liabilities

All of the Company's financial assets and liabilities, including cash, other receivables, due to affiliates, accounts payable and accrued liabilities, are carried at cost which approximates fair value due to their short-term nature or imminent maturity.

2.8 Financial instruments

Financial assets and financial liabilities are recognized in the Company's statements of financial position when the Company has become a party (trade date) to the contractual provisions of the instrument. Financial assets and liabilities are offset and the net amounts are reported in the statements of financial position when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realize the net asset and settle the liability simultaneously.

Citco Securities Inc.

Notes to the Financial Statement

2.8 Financial instruments (continued)

The table below sets out the carrying amounts and fair values of the Company's financial assets and financial liabilities:

	Cash and receivables	Other financial liabilities	Total carrying amount	Fair value
Cash	106,143	-	106,143	106,143
Other assets	24,216	-	24,216	24,216
Total Assets	130,359	-	130,359	130,359
Accrued expenses and other payable	-	45,713	45,713	45,713
Total liabilities	-	45,713	45,713	45,713

2.9 Cash

Bank balances and cash comprise current account balance with banks. The carrying value approximates fair market value.

	12.31.2018
	USD
Current accounts with other banks	106,143
	106,143

2.10 Correction of error

During the current year, management identified a professional services expense of $2,579 related to the prior year that was not recorded in the prior year financial statements. As such, prior year Professional services expense was understated. The error has been corrected by restating opening deficit as at January 1, 2018 on the statement of financial condition.

Citco Securities Inc.
Notes to the Financial Statement

2.11 Liquidity

The Company has incurred recurring losses from operations, expects to do so in the future and has relied upon capital contributions from the Parent to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent. The Parent has indicated that it will provide additional capital as needed to sustain the Company one year from the date these financial statements are available to be issued.

2.12 Recent Accounting Pronouncements

In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-01, *Financial Instruments - Overall (Subtopic 825-10)* ("ASU 2016-01"), which requires all equity investments to be measured at fair value with changes in the fair value recognized through net income other than those accounted for under equity method of accounting or those that result in consolidation of the investees. ASU 2016-01 also requires that an entity present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. ASU 2016-01 eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. ASU 2016-01 is effective for fiscal years beginning after December 15, 2018. The Company believes there is no impact from ASU 2016-01.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the Statement of Financial Condition through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for fiscal years beginning after December 15, 2018. The Company believes there is no impact from ASU 2016-02.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash* ("ASU 2016-18"). ASU 2016-18 addresses diversity in practice from entities classifying and presenting transfers between cash and restricted cash as operating, investing or financing activities or as a combination of those activities in the statement of cash flows. ASU 2016-18 requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, transfers between such categories will no longer be presented in the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017. The Company believes there is no impact from ASU 2016-18.

Citco Securities Inc.

Notes to the Financial Statement

2.12 Recent Accounting Pronouncements (continued)

In May 2017, the FASB ASU 2017-09, *Compensation–Stock Compensation (Topic 718)* ("ASU 2017-09"), which was issued primarily to provide clarity and reduce both diversity in practice and cost and complexity when applying the guidance in Topic 718 to a change to the terms or conditions of a share-based payment award. ASU 2017-09 affects any entity that changes the terms or conditions of a share-based payment award. ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. ASU 2017-09 is effective for fiscal years beginning after December 15, 2017. The Company believes there is no impact from ASU 2017-09

3. Deferred Taxes

The following are the major deferred tax assets and liabilities recognized by the Company and the related movements during the year:

	2018
	USD
Non-capital loss carryforward as at January 1, 2018	-
Increase	36,044
Decrease from valuation allowance	(36,044)
Non-capital loss carryforward as at December 31, 2018	-

At December 31, 2018, the Company had the following cumulative operating losses available to reduce future year's income for income tax purposes:

Income tax losses expiring	Federal
	USD
2031	611,767
2032	295,401
2033	262,473
2034	224,811
2035	203,741
2036	218,555
2037	126,543
	136,016
As at December 31,	2,079,307

These losses have been fully offset by a valuation allowance because it is not certain yet when Company will realize the benefit of its unused tax losses.

Citco Securities Inc.

Notes to the Financial Statement

4. Related party transactions

The Company is a party to service agreements with its affiliates Citco (Canada) Inc. and Citco Bank Canada. The Company receives services from Citco (Canada) Inc. for the rental of premises. In addition, it receives from Citco Bank Canada personnel services and custody related services with regards to money market activities performed on behalf of the Company's clients. The Company also settles its transaction fee with Citco Bank Canada as clients' bank accounts are maintained with Citco Bank Canada. Transactions are made in the normal course of business and have been recorded at the exchange value.

At December 31, 2018 the other payable balance includes the following related party balances:

	2018
	USD
To Citco Bank Canada	2,583
	2,583

5. Financial risk management

Risk overview

In its operating environment and daily activities, the Company encounters various risks and constantly strives to mitigate related risks.

The main risks identified by the Company, related to the activities, are:

(a) Market risk, which includes three types of risk:

   (i) currency risk: the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates;

   (ii) interest rate risk: the risk that the value of a financial instrument will fluctuate because of changes in market interest rates;

   (iii) other price risk: other than those arising from interest rate risk or currency risk this includes the risk that the value of a financial instrument will fluctuate because of factors related to the issuer of the financial instrument or by broad market movement.

(b) Credit risk: the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.

(c) Liquidity risk: the risk that obligations cannot be met due to a mismatch between the maturity profiles of assets and liabilities.

Citco Securities Inc.

Notes to the Financial Statement

5. Financial risk management (continued)

(d) Legal and regulatory risk: the risk that losses occur or reputation is damaged which is caused by executing activities and/or procedures which are not in compliance with the law and regulations.

Market risk

It is the Company's policy not to actively enter into risk positions. The Company maintains a Canadian dollar bank account to pay the majority of its expenses, and there is no other foreign currency exposure. The Company's revenue is earned in US dollars, and most consultancy fees and regulatory fees are also paid in US dollars. The Company has minimal exposure to market risk. The Company's financial instruments include a $25,223 net exposure to the Canadian dollar as at December 31, 2018.

Interest rate risk

Interest rate risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates. The Company is not exposed to significant amount of interest rate risk as there is no interest-bearing instrument.

Credit risk

Credit risk is the current or prospective risk to earnings and capital arising from a debtor's failure to meet the terms of any contract with the Company or if a debtor otherwise fails to perform. The Company has little exposure to credit risk. The Company has $24,216 in other receivables which includes $20,276 for 2018 Harmonized Sales Tax (HST) receivable; and $3,940 of accrued income.

Citco Securities Inc.

Notes to the Financial Statement

5. Financial risk management (continued)

Liquidity risk management

Ultimate responsibility of liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Company's short, medium and long-term funding and liquidity management requirements. The table has been drawn up based on the undiscounted cash flows of financial assets and liabilities based on the earliest date on which the Company can be required to pay.

	Up to 1 month USD	1-3 months USD	Illiquid USD	Total USD
As at December 31, 2018:				
Current assets				
Other assets	3,940	20,276	11,048	35,264
Bank balances and cash	106,143	-	-	106,143
Total assets	110,083	20,276	11,048	141,407
Current liabilities				
Accrued expenses and other payable	5,858	39,855	-	45,713
Total liabilities	5,858	39,855	-	45,713
On-balance sheet surplus/(deficit)	104,225	(19,579)	11,048	95,694

Legal and regulatory risk

The Company is subject to rules and regulations from the SEC, the Ontario Securities Commission ("OSC"), and FINRA. The Company has consultants in the United States of America and in Canada to assist management with compliance of regulatory developments.

Citco Securities Inc.
Notes to the Financial Statement

6. Share capital

Authorized shares - unlimited

Ordinary shares issued and fully paid:

	Number of shares
As at January 1, 2018	1
As at January 1, 2018	1
Issue of new shares	-
As at December 31, 2018	1

7. Other assets

Prepaid expenses consist of cash paid in advance of services rendered to regulators and vendors.

Other receivables consist of HST receivables and accrued income.

	12.31.2018 USD
Prepaid expenses	11,048
Accrued Income	3,940
HST receivables	20,276
	35,264

8. Contigencies and other regulatory matters

Legal Matters

The Company reviews its legal and regulatory inquiries on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at its best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. Although occasional adverse decisions or settlements may occur, The Company believes that the final disposition of such matters will not have a material adverse effect on the Company's consolidated financial statements.

Citco Securities Inc.

Notes to the Financial Statement

8. Contigencies and other regulatory matters (continued)

Regulatory Matters

The Company operates as a SEC registered securities broker-dealer and FINRA member. Accordingly, the Company is subject to periodic regulatory examinations and inspections. Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company or any of its subsidiaries.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital which, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2018, the Company had net capital of approximately $58,819, which is $53,819 in excess of the required minimum net capital. The Company's net capital ratio was 0.78 to 1 at December 31, 2018.

10. Subsequent events

The Company has evaluated subsequent events up to and including the date that these financial statements were available to be issued. The Company received additional paid in capital of $220,000 from Citco Financial Products (London) Limited on January 22, 2019.